Exhibit (g)(2)

                IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

                          IN AND FOR NEW CASTLE COUNTY

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SUSAN REGAN,                                          :
                                                      :
                           Plaintiff,                 :
                                                      :
         - against -                                  :
                                                      :
                                                      :      C.A. No. 16191-NC
                                                      :
GEORGE D. GOULD, ALEXANDER P. LYNCH,                  :
F. JAY TAYLOR, E. HUNTER HARRISON,                    :
SAMUEL F. PRYOR, IV, ALAN H. WASHKOWITZ,              :
WILLIAM B. JOHNSON, GILBERT H. LAMPHERE,              :
JOHN V. TUNNEY,  ILLINOIS CENTRAL                     :
CORPORATION, BLACKHAWK MERGER SUB,                    :
INC. and CANADIAN NATIONAL RAILWAY CO.,               :
                                                      :
Defendants.                                           :
                                                      :
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                             CLASS ACTION COMPLAINT

                  Plaintiff, by her attorneys, alleges upon information and belief, except for paragraph 2 hereof, which is alleged upon knowledge as follows:

                  1. Plaintiff brings this action pursuant to Rule 23 of the Rules of the Court of Chancery on her own behalf and as a class action on behalf of all persons, other than defendants and those in privity with them, who own the common stock of Illinois Central Corporation ("ICC" or the "Company").

                  2. Plaintiff has been the owner of the common stock of the Company since prior to the transaction herein complained of and continuously to date.

                  3. Defendant ICC is a corporation duly organized and existing under the laws of the State of Delaware and maintains its principal executive offices at 455 N. City Front Plaza Drive, Chicago, Illinois. The Company is a holding company whose principal subsidiaries are the Illinois Central and the Chicago Central railroad lines.

                  4. Defendant Canadian National Railway Co. ("CNR") was privatized by the Canadian government in 1995 and had revenues of approximately US $2.97 billion in 1997. CNR's railroad operations serve important U.S. gateways such as Chicago and Detroit. CNR formed a wholly-owned subsidiary, defendant Blackhawk Merger Sub, Inc., for the sole purpose of effectuating the transaction complained of herein. CNR and Blackhawk Merger Sub, Inc. will be collectively referred to as "CNR."

                  5. Defendant E. Hunter Harrison is President, Chief Executive Officer and a Director of ICC.

                  6. Defendant Gilbert H. Lamphere is Chairman of the Board of Directors of ICC.

                  7. Defendants George D. Gould, Alexander P. Lynch, F. Jay Taylor, Samuel F. Pryor, IV, Alan H. Washkowitz, William B. Johnson and John V. Tunney are Directors of ICC.

                  8. The Individual Defendants named in paragraphs 5 through 7 are in a fiduciary relationship with plaintiff and the other public stockholders of ICC and owe them the highest obligations of fair dealing, due care and candor.

                            CLASS ACTION ALLEGATIONS

                  9. Plaintiff brings this action on her own behalf and as a class action, pursuant to Rule 23 of the Rules of the Court of Chancery, on behalf of all common stockholders of the Company (except defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any defendant) and their successors in interest, who are or will be threatened with injury arising from defendants' actions as more fully described herein.

                  10. This action is properly maintainable as a class action because:

                      (a) The Class is so numerous that joinder of all members is impracticable. There are in excess of 61.4 million shares of ICC common stock outstanding, owned by hundreds if not thousands of record and beneficial shareholders.

                      (b) There are questions of law and fact which are common to the class including, inter alia, the following: (i) whether the Individual Defendants have breached their fiduciary and other common law duties owed by them to plaintiff and the members of the Class; and (ii) whether the Class is entitled to injunctive relief or damages as a result of the wrongful conduct committed by defendants.

                      (c) Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. The claims of the plaintiff are typical of the claims of other members of the Class and plaintiff has the same interests as the other members of the Class. Accordingly, plaintiff will fairly and adequately represent the Class.

                      (d) Defendants have acted in a manner which affects plaintiff and all members of the Class, thereby making appropriate injunctive relief and/or corresponding declaratory relief with respect to the Class as a whole.

                      (e) The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of the interests of other members or substantially impair or impede their ability to protect their interests.

                             SUBSTANTIVE ALLEGATIONS

                  11. The Illinois Central operates a 2,600 mile freight railroad from Chicago south to the Gulf of Mexico. Chicago Central operates an 850 mile freight system from Chicago west through Iowa. ICC is one of the most efficient North American railroads and boasts the highest profit margins in the industry. ICC had 1997 revenues of about $700 million up 6.5% from 1996. The Company reported net income of $150.2 million, or $2.42 per share, compared with $136.6 million, or $2.21 per share, in the prior year. Additionally, the Company expects to earn $2.68 per share in 1998.

                  12. Despite the Company's strong financial results, ICC's stock has been trading at levels far less than its intrinsic value. Given ICC's efficient operations and strong financial performance, its prospects for future growth and expansion are substantial, and the intrinsic value of ICC is far greater than that reflected in the market price of ICC's stock.

                  13. On February 10, 1998, ICC announced that it had reached a definitive merger agreement with CNR. Under the terms of the merger, as announced, CNR will make a $39 per share cash tender offer for about 75% of ICC's outstanding shares. Following the tender offer, CNR will acquire the remaining 25% of ICC stock for CNR shares valued at $39 per share. The number of CNR shares to be issued to ICC stockholders will be adjusted for fluctuations in the market price of CNR stock within a range of $43 to $64.50 per CNR share. The total value of the transaction as presently proposed is approximately $2.4 billion.

                  14. ICC and CNR also announced that defendant Harrison will join CNR as its chief operating officer and that defendants Lamphere and Lynch will join CNR's board of directors. Additionally, under the terms of the transaction as presently proposed, defendants Lamphere and Lynch will be permitted to make significant equity investments in CNR on terms that are not available to the public shareholders of ICC.

                  15. Despite the obvious long-term value of the ICC acquisition for CNR, ICC shareholders will be receiving an inadequate takeover premium over ICC's stock price immediately prior to announcement of the transaction and inadequate value in relation to ICC's contribution to the pro forma combined value of the two firms. The substantial synergies which CNR will enjoy by virtue of the ICC transaction are not being adequately compensated in the transaction price.

                  16. By entering into the merger agreement with CNR, ICC's board has initiated a process to sell the Company which imposes heightened fiduciary responsibilities on the Individual Defendants and requires enhanced scrutiny by the Court. However, the terms of the proposed transaction were not the result of an auction process or active market check; they were arrived at without a full and thorough investigation by the Individual Defendants; and they are intrinsically unfair and inadequate from the standpoint of ICC shareholders.

                  17. The Individual Defendants failed to make an informed decision, as no market check of the Company's value was obtained. In agreeing to the merger, the individual Defendants failed to properly inform themselves of ICC's highest transactional value.

                  18. The Individual Defendants have violated the fiduciary duties owed to the public shareholders of ICC. The Individual Defendants' agreement to the terms of the transaction, its timing, the failure to auction the Company and invite other bidders, defendants' failure to provide a market check, and the benefits the transaction confers on defendants Harrison, Lamphere and Lynch demonstrate breaches of defendants' fiduciary duties to ICC's public shareholders.

                  19. The Individual Defendants' fiduciary obligations under these circumstances require them to:

                      (a) Undertake an appropriate evaluation of ICC's net worth as a merger/acquisition candidate;

                      (b) Actively evaluate the proposed transaction and all alternatives thereto in a meaningful effort to obtain the best value for ICC's public shareholders; and

                      (c) Act independently so that the interests of ICC's public shareholders will be protected and enhanced.

                  20. Plaintiff and other members of the Class have been and will be damaged in that they have not and will not receive their fair proportion of the value of ICC's assets and business, will be largely divested of their right to share in ICC's future growth and development and have been and will be prevented from obtaining a fair and adequate price for their shares of ICC common stock.

                  21. The consideration to be paid to Class members in the proposed acquisition is unfair and inadequate because, among other things:

                      (a) The intrinsic value of ICC's common stock is materially in excess of the amount offered for those securities in the acquisition giving due consideration to the anticipated operating results, net asset value, cash flow, and profitability of the Company; and

                      (b) The consideration to be paid to Class members is not the result of an appropriate consideration of the value of ICC because the ICC Board approved the proposed merger without undertaking steps to accurately ascertain ICC's value through open bidding or at least a "market check" mechanism.

                  22. The Individual Defendants did not appoint or retain any truly independent person or entity to negotiate for or on behalf of ICC's public shareholders to promote their best interests in the merger transaction.

                  28. Defendant CNR has knowingly aided and abetted the breaches of fiduciary duty committed by the other defendants to the detriment of ICC's public shareholders. Indeed, the proposed merger could not take place without the active participation of CNR. Furthermore, CNR and its shareholders are the intended beneficiaries of the wrongs complained of and would be unjustly enriched absent relief in this action.

                  29. Plaintiff has no adequate remedy at law.


                  WHEREFORE, plaintiff demands judgment as follows:

                  A. declaring this to be a proper class action;

                  B. enjoining, preliminarily and permanently, the proposed merger of ICC into CNR;

                  C. to the extent, if any, that the transaction complained of is consummated prior to the entry of this Court's final judgment, rescinding the same or awarding rescissory damages to the Class;

                  D. directing defendants to account to plaintiff and the Class for all damages caused to them and account for all profits and any special benefits obtained by defendants as a result of their wrongful conduct;

                  E. awarding plaintiff the costs and disbursements of this action, including a reasonable allowance for the fees and expenses of plaintiff's attorneys and experts; and

                  F. granting such other and further relief as the Court deems appropriate.

                                    ROSENTHAL, MONHAIT, GROSS & GODDESS, P.A.

                                    By: /s/
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                                        Suite 1401 Mellon Bank Center
                                        P.O. Box 1070
                                        Wilmington, DE 19899-1070
                                        (302) 656-4433
                                        Attorneys for Plaintiff

OF COUNSEL:

LAW OFFICES OF TODD KROUNER
681 Fifth Avenue
New York, NY 10022
(212) 355-5001